Sub-Item 77I. Terms of New or Amended Securities

Terms of New or Amended Securities

THE DREYFUS/LAUREL FUNDS TRUST

-Dreyfus High Yield Fund

(the “Fund”)

               At a meeting held on February 13-14, 2013, the Board of Trustees of The Dreyfus/Laurel Funds Trust (the “Trust”) approved a proposal to modify the existing front-end sales load waivers applicable to Class A shares of the Fund. These changes, which became effective on April 1, 2013, were reflected in a 497(e) filing with the Securities and Exchange Commission (the “SEC”) on March 6, 2013 and subsequently in Post-Effective Amendment No. 175 to the Trust’s Registration Statement on Form N-1A, filed with the SEC on April 26, 2013.